August 31, 2018

Cynthia Earhart
Chief Financial Officer
NORFOLK SOUTHERN CORP
Three Commercial Place
Norfolk, Virginia 23510-2191

       Re: NORFOLK SOUTHERN CORP
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 5, 2018
           Form 10-Q for the Fiscal Period Ended March 31, 2018
           Filed April 25, 2018
           Response Dated
           August 10, 2018
           File No. 001-08339

Dear Ms. Earhart:

       We have reviewed your August 10, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 27, 2018 letter.

Form 10-Q For the Fiscal Period Ended March 31, 2018

Note 1 - Railway Operating Revenues, page 7

1. We note your response to prior comment two. Please address the following items:

          Provide us with a specific and comprehensive discussion of how freight is moved from origin to destination in your interline transactions. In this regard, tell us how a route is
 Cynthia Earhart
NORFOLK SOUTHERN CORP
August 31, 2018
Page 2
             selected, how the other carrier is determined, how pricing is decided, whose assets and employees are utilized throughout the process and if and how freight is moved and stored during layover stops.
             Confirm for us that you have determined that the portion of the journey where freight is with a connecting carrier is a distinct service and you have concluded that your performance obligation is to arrange for that service. Tell us how many performance obligations you have identified in considering the promises you have to arrange for these transactions.
             Provide us with a more comprehensive analysis regarding how you determined you were an agent when another carrier is involved in providing services. Please specifically discuss how you considered the notion of control in these services.
             Reference ASC 606-10-55-36 through 39.
             Tell us how you have allocated your transaction price to your separate performance obligations.
             Summarize the timing of revenue recognition for each performance obligation.


        You may contact Jim Dunn, Staff Accountant, at 202-551-3724 or Andrew Mew, Senior
Assistant Chief Accountant, at 202-551-3377 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameCynthia Earhart                             Sincerely,
Comapany NameNORFOLK SOUTHERN CORP
                                                              Division of
Corporation Finance
August 31, 2018 Page 2                                        Office of
Transportation and Leisure
FirstName LastName